UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41568

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 25, 2026, the board of directors of ERAYAK Power Solution Group Inc., a Cayman Islands exempted company (the “Company”), approved a reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10 (the “Reverse Stock Split”), such that (a) every ten (10) issued Class A ordinary shares of a par value of US$0.022 each will be combined into one (1) issued Class A ordinary share of a par value of US$0.22 each, (b) every ten (10) issued Class B ordinary shares of a par value of US$0.022 each will be combined into one (1) issued Class B ordinary share of a par value of US$0.22 each, and (c) any fractional shares will be rounded up to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$220,000,000 divided into 900,000,000 Class A ordinary shares with a par value of US$0.22 each and 100,000,000 Class B ordinary shares with a par value of US$0.22 each.

The Company’s Class A ordinary shares expect to begin trading on a post-split basis on the Nasdaq Stock Market LLC on April 20, 2026, under the current symbol “RAYA”. The new CUSIP number following the Reverse Stock Split is G3109F129. A copy of the Company’s Fifth Amended and Restated Memorandum and Articles of Association is attached hereto as Exhibit 3.1.

On April 16, 2026, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-278347), as amended, and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERAYAK Power Solution Group Inc.

Date: April 16, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
3.1	Fifth Amended and Restated Memorandum and Articles of Association of ERAYAK Power Solution Group Inc.
99.1	Press Release of ERAYAK Power Solution Group Inc., dated April 16, 2026

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